EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - Originating Motion - Bezeq-Yes Merger

On March 5, 2015, the Company received an urgent originating motion ("Originating Motion") which was filed with the Tel Aviv District Court (Economic Department) against the Company by two shareholders (the "Petitioners").

In the context of the Originating Motion, the Petitioners seek the postponement of a special general meeting of shareholders of the Company which was scheduled for March 23, 2015, for the approval of the acquisition of remaining shares of D.B.S. Satellite Services (1998) Ltd. ("Yes"), to allow shareholders of the Company sufficient time to evaluate the information required to reach a decision; to require the Company to disclose documents and figures pertaining to the transaction; and to order that a count of the votes would not include the votes of shareholders of the Company who simultaneously hold debentures of Yes and of shareholders who simultaneously hold shares and/or debentures of B. Communications Ltd. and Internet Gold - Golden Lines Ltd.

The Company is studying the Originating Motion, and will submit its response to the Originating Motion in accordance with the court's instructions, by March 12, 2015.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.